BLUESPHERE VENTURES INC.

Financial Statements
August 31, 2022



JANOVER
Certified Public Accountants • Advisors

BLUESPHERE VENTURES INC.

Table of Contents

Independent Accountants' Review Report dated November 9, 2022



JANOVER LLC
Certified Public Accountants • Advisors

Independent Accountants' Review Report

To the Management of BlueSphere Ventures Inc.

We have reviewed the accompanying financial statements of BlueSphere Ventures Inc., which comprise the balance sheet as of August 31, 2022, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from March 29, 2022 (date of inception) to August 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of BlueSphere Ventures Inc., and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
November 9, 2022

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
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JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

Bluesphere Ventures, Inc.

Balance Sheet

August 31, 2022

Assets

Current assets:		
Cash	$	185,490
Other receivables		18,603
Accrued carbon credits		2,126,000
Investment in common shares		94,500
Prepaid expenses		90,000
Total current assets		2,514,593
Other assets:		
Intangible asset		10,000
Deferred tax asset		299,217
Total other assets		309,217
	$	2,823,810

Liabilities and Stockholders' Deficit

Current liabilities:		
Deferred revenue	$	2,983,500
Total current liabilities		2,983,500
Long-term liabilities:		
Shareholder loans		179,172
Total liabilities		3,162,672
Stockholders' deficit:		
Common stock, $0.05 par value;		
3,000,000 shares authorized, 1,913,518 shares issued and outstanding		95,676
Additional paid-in capital		411,134
Accumulated deficit		(845,672)
Total stockholders' deficit		(338,862)
	$	2,823,810

Bluesphere Ventures, Inc.

Statement of Operations

For the Period from March 29, 2022 (date of inception) to August 31, 2022

Revenue:		
Sales, net	$	-
Selling, general, and administrative expenses:		
Advertising and promotion		44,970
Consulting		317,014
Rent expense		15,000
Professional fees		4,531
Other selling, general and administrative		374
		381,889
Loss from operations		(381,889)
Other income (expenses):		
Loss on investment in common shares		(763,000)
		(763,000)
Income before benefit from income taxes		(1,144,889)
Benefit from income taxes - deferred		299,217
Net loss	$	(845,672)

Bluesphere Ventures, Inc.

Statement of Changes in Stockholders' Deficit

For the Period from March 29, 2022 (date of inception) to August 31, 2022

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Number of Shares	Amount			
Balance - March 29, 2022	-	$ -	$ -	$ -	$ -
Issuance of compensatory common stock	1,800,000	90,000	-	-	90,000
Issuance of common stock	113,518	5,676	335,063	-	340,739
Compensatory stock options	-	-	76,071	-	76,071
Net loss	-	-	-	(845,672)	(845,672)
Balance - August 31, 2022	1,913,518	$ 95,676	$ 411,134	$ (845,672)	$ (338,862)

Bluesphere Ventures, Inc.

Statement of Cash Flows

For the Period from March 29, 2022 (date of inception) to August 31, 2022

Cash flows used in operating activities:

Net loss	$	(845,672)
Adjustments to reconcile net loss to net cash used in operating activities		
Loss on investment in common shares		763,000
Amortization of noncash prepaid expense		30,000
Deferred tax asset		(299,217)
Noncash expenses financed by shareholder loans		148,123
Issuance of compensatory common stock		90,000
Issuance of compensatory stock options		76,071
Changes in operating assets and liabilities:		
Other receivables		(18,603)
Net cash used in operating activities		(56,298)

Cash flows from financing activities:

Shareholder loans		21,049
Issuance of common stock		220,739
Net cash provided by financing activities		241,788

Net increase in cash		185,490
Cash - beginning of period		-
Cash - end of period	$	185,490

Supplemental disclosure of noncash information:

Noncash operating activity:

Credits receivable	$	2,126,000
Prepaid expense	$	120,000
Investment in common shares	$	857,500
Intangible asset	$	10,000
Deferred revenue	$	2,983,500

Noncash financing activity:

Issuance of common stock	$	118,000

BLUESPHERE VENTURES INC.

Notes to Financial Statements

August 31, 2022

1. **Business Organization**

    BlueSphere Ventures Inc. (the "Company") was incorporated in the State of Delaware in March 2022 and is based in Great Neck, New York. The Company is engaged in the business of environmentally conscious fintech solutions and maintains operations in the United States of America and Canada.

2. **Summary of Significant Accounting Policies**

    Basis of presentation − The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    Revenue recognition – The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") update Accounting Standards Codification 606: Revenue from Contracts with Customers ("ASC-606"), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC-606 outlines a five-step process for revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards, and also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Major provisions include determining which goods and services are distinct and represent separate performance obligations, how variable consideration is recognized, and whether revenue should be recognized at a point in time or over time.

    To achieve this core principle, the Company applies the following five-step revenue recognition model in accordance with ASC-606:

    1. Identify the contract with a customer
    2. Identify the performance obligations in the contract
    3. Determine the transaction price
    4. Allocate the transaction price to performance obligations in the contract
    5. Recognize revenue as performance obligations are satisfied

    The revenue recognition standard requires the Company to determine, at contract inception, whether it will transfer control of a promised good or service over time or at a point in time – regardless of the length of contract or other factors. The Company's core revenue is derived from contracts requiring the future delivery of carbon credits, which is recognized at the point in time when the credits are delivered. Direct costs to obtain or fulfill a contract are capitalized and included in accrued carbon credits on the balance sheet, such costs are expensed when related revenues are recognized.

    For the period from March 29, 2022 (date of inception) through August 31, 2022, there were no deliveries on contracts and therefore no revenue was recognized.

BLUESPHERE VENTURES INC.

Notes to Financial Statements

August 31, 2022

2. **Summary of Significant Accounting Policies** *(continued)*

Revenue recognition *(continued)* – Amounts which the Company has received in consideration for contracts, but which has not been earned, are recognized in the contract liability deferred revenue on the balance sheet. Amounts are expected to be earned within the 12 months following the date of the balance sheet.

Recent account pronouncement – In February 2016, the FASB issued *ASU 2016-02, "Leases Topic 842."* The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective for nonpublic entities' annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements and has elected not to adopt this ASU early in these financial statements. The Company believes there will be no significant changes in the recognition of rental expense upon adoption of this ASU.

Advertising costs – The Company's policy is to expense advertising and promotional marketing costs as incurred. The Company incurred advertising costs for the period from March 29, 2022 (date of inception) to August 31, 2022 in the amount of $44,970.

Income taxes – The Company is a C-corporation for federal and state purposes. The Company accounts for income taxes utilizing the asset and liability approach. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which net deferred tax assets plus credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such deferred tax assets and loss carryforwards net of deferred tax liabilities is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. If it becomes more likely than not that a net deferred tax asset will be used, the related valuation allowance on such assets would be reduced.

BLUESPHERE VENTURES INC.

Notes to Financial Statements

August 31, 2022

2. **Summary of Significant Accounting Policies** *(continued)*

Uncertain tax positions – The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions for the period from March 29, 2022 (date of inception) to August 31, 2022. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Investment valuation and income recognition – The Company's equity investments are stated at fair value, with unrealized holding gains and losses in fair value recognized as gain or loss on investment in common stock on the statement of operations. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. For purposes of computing realized gains and losses, the cost basis of equity investments sold is determined by average cost.

Use of estimates in the financial statements – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Accrued carbon credits**

The Company has entered into contracts with suppliers, by which the suppliers have agreed to deliver carbon credits to the Company at a future date, in exchange for consideration. The Company has fulfilled its requirements per the contracts and is now unconditionally entitled to receive delivery of the credits, which is expected within the 12 months following the date of the balance sheet. The accrued carbon credits are recognized on the balance sheet at cost, including direct costs to obtain or deliver upon the contract.

4. **Investment in common shares**

The Company holds common shares of an entity traded on the NASDAQ stock exchange. During the period from March 29, 2022 (date of inception) to August 31, 2022, there were no cash purchases or sales of common shares, however certain common shares were delivered to vendors in exchange for goods or services. During the period from March 29, 2022 (date of inception) to August 31, 2022, gains and losses on the investment in common shares consist of the following:

BLUESPHERE VENTURES INC.

Notes to Financial Statements

August 31, 2022

4. **Investment in common shares** *(continued)*

Net gains and losses recognized during the period	$	763,000
Less: Net gains and losses recognized during the period on common shares divested		526,000
Unrealized gains and losses recognized during the period on common shares still held as of August 31, 2022	$	237,000

5. **Fair Value of Investments**

FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures provides the framework for measuring fair value. It defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date.

The fair value hierarchy generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability, and are to be developed based on the best information available in the circumstances.

The Company determines the fair market value of its investment in securities based on the established fair value definition and hierarchy levels. The three levels within the hierarchy that may be used to measure fair value are:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

The lowest level of input that is a significant component of the fair value measurements determines the placement of the entire fair value measurement in the hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

BLUESPHERE VENTURES INC.

Notes to Financial Statements

August 31, 2022

5. **Fair Value of Investments** *(continued)*

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stock securities – valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth, by level, the Company's assets that were accounted for at fair value on a recurring basis as of August 31, 2022.

	Total Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Common stock securities	$ 94,500	$ 94,500	$ -	$ -

Changes in fair value levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the period from March 29, 2022 (date of inception) to August 31, 2022, there were no significant transfers in/out of Levels 1, 2 or 3.

6. **Equity**

The Company is authorized by its articles of incorporation to issue up to 3,000,000 shares of $0.05 par value common stock. In May 2022, the Company issued 1,800,000 shares at par value to the founding shareholders in exchange for their services during the period from March 29, 2022 (date of inception) to August 31, 2022, vesting immediately. The fair value of the award was determined based on the value of the services provided, and is recognized in consulting on the statement of operations. The Company additionally issued 113,518 shares of common stock for consideration valued at $340,739. Each share of common stock is entitled to one vote, and participates ratably in distributions declared by the Company.

BLUESPHERE VENTURES INC.

Notes to Financial Statements

August 31, 2022

7. **Stock Options**

The Company has granted 36,000 options to purchase its common stock to an individual who performs services for the Company. The exercise price of the options is $21 per share, and the options expire on June 21, 2027. The options vest ratably over a nine-month period beginning in September 2022. As of August 31, 2022 no options have vested, therefore no expense was recognized in the period from March 29, 2022 (date of inception) to August 31, 2022.

Additionally, the Company has granted 55,000 options to purchase its common stock to individuals who perform advisory services for the Company. The exercise price of the options is $21 per share, and the options expire on January 1, 2027. The options have no vesting provisions and are conditional on a continuation of services provided, except under specific conditions as stated in the agreements. Related to these options, the Company recognized expense of $707, which is included in consulting expense on the statement of operations, during the period from March 29, 2022 (date of inception) to August 31, 2022.

The Company has also granted 18,517 options to purchase its common stock to an entity which performs advisory services for the Company. The exercise price of the options is $3 per share, and the options expire on October 1, 2027. The options have no vesting provisions and are conditional on a continuation of services provided, except under specific conditions as stated in the agreement. Related to these options, the Company recognized expense of $75,364, which is included in consulting expense on the statement of operations, during the period from March 29, 2022 (date of inception) to August 31, 2022.

8. **Income Taxes**

The Company records the income tax effect of transactions in the same year that the transactions occur to determine net income or loss, regardless of when the transactions are recognized for tax purposes. Deferred taxes are provided to reflect the income tax effects of amounts included in the Company's financial statements in different periods than for tax purposes.

Deferred tax assets represent the future income tax benefit from amounts that have been recognized as expenses for financial statement purposes in the current period, which may not be deducted for income tax purposes until future years. Likewise, deferred tax liabilities represent the current income tax benefit from amounts that may be deducted for income tax purposes but have not yet been recognized as expenses for financial statement purposes.

BLUESPHERE VENTURES INC.

Notes to Financial Statements

August 31, 2022

8. **Income Taxes** *(continued)*

The Company evaluates deferred income taxes annually to determine if it is more likely than not that the future tax benefits from deferred tax assets will be realized in future years. Valuation allowances are established if it is determined that the Company may not realize some or all of such future tax benefits. The Company assesses whether valuation allowances against the deferred tax assets should be established or adjusted based on consideration of all available evidence, both positive and negative, using the more likely than not standard. This assessment considers, among other matters, the nature, frequency of recent income and losses, forecasts of future profitability, and the duration of statutory carryforward period. In making such judgments, significant weight is given to evidence that can be objectively verified. The Company has determined that as of August 31, 2022, no valuation allowance is required.

As of August 31, 2022, the deferred tax asset was $299,217 resulting primarily from the future tax benefit of net operating loss carryforwards.

As of August 31, 2022, the Company had federal net operating loss carryforwards of approximately $1,070,471, available to reduce future taxable income, which may be limited in accordance with Section 382 of the Internal Revenue Code of 1986, as amended, based on certain changes in ownership that have occurred, or could occur in the future. These carryforwards do not expire.

The federal and state income tax benefit is summarized as follows:

	Amount
Current:	
Federal	$ -
State	-
Total current	-
Deferred:	
Federal	224,799
State	74,418
Total deferred	299,217
Total	$ 299,217

The Company's effective tax rate differs from the statutory Federal income tax rate of 21%, primarily due to the effect of state income taxes.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expenses. As of August 31, 2022, the Company has no unrecognized tax positions, including interest and penalties.

BLUESPHERE VENTURES INC.

Notes to Financial Statements

August 31, 2022

9. **Related Party Transactions**

    On August 30, 2022, the Company entered into agreements with certain shareholders to finance certain expenses of the Company. The agreements require payment in full by February 2024, and bear interest at 11% per annum. Expenses covered by these agreements totaled $179,172 and are included in selling, general and administrative expenses on the statement of operations for the period from March 29, 2022 (date of inception) to August 31, 2022. The balance due as of August 31, 2022 is $179,172, which is recognized as shareholder loans on the balance sheet.

10. **Commitments and Contingencies**

    Operating lease commitments – In March 2022, the Company entered into two lease agreements for corporate office space in New York and Canada expiring in March 2023. The Company is not responsible for utilities, property taxes, insurance, maintenance, and other expenses related to the leased properties. There is no security deposit required for either lease.

    The minimum annual rental payments due under the current lease agreement is as follows for the 12 months ending August 31:

2023	$	21,000

    Rent expense for these leases was $15,000 for the period from March 29, 2022 (date of inception) to August 31, 2022. The leases' payments were made by certain shareholders on behalf of the Company and are included in the shareholder loans discussed in Note 9.

11. **Concentration of Credit Risk**

    Cash – The Company maintains cash balances with various financial institutions which, at times, may exceed the limits of the Federal Deposit Insurance Corporation ("FDIC") of $250,000, per depositor, per financial institution. The Company has not experienced any losses to date as a result of this policy.

Notes to Financial Statements

August 31, 2022

12. Risks and Uncertainties

Beginning in March 2020 and through 2022, an outbreak of, COVID-19, the Coronavirus Disease, has caused economic uncertainty from the impact of this pandemic outbreak and its consequences have had negative implications for both the global and US economies. COVID-19 has impacted supply chains and markets and has spread throughout the United States, causing disruption through mandated and voluntary business closings in various industries. The Company did not close its operations during this period, however there remains uncertainty and increased risks concerning the employees, customers, and supply chain. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration. A recession or severe market reaction to any of the foregoing could have a material effect on our business operations and financial condition. The long-term effect, if any, is not currently determinable as of the date of these financial statements.

A significant portion of the Company's assets and deferred revenue are concentrated in carbon credits, also known as carbon offsets. The pricing and demand related to these credits is subject to significant volatility, the potential financial effects of which cannot be reasonably estimated.

13. Subsequent Events

The Company evaluated subsequent events through November 9, 2022, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements, except as noted below.

Subsequent to August 31, 2022, the Company received cash consideration totaling approximately $100,000 in exchange for equity interests in the Company.



JANOVER

Certified Public Accountants • Advisors